[redacted]

04003515

SO 3/16/04

VP 3-4-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1465 ROUTE 31
(No. and Street)

ANNANDALE (City) NJ (State) 08801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS N. MANCINELLI 908-735-0407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NISIVOCCIA & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

11 LAWRENCE ROAD (Address) NEWTON (City) NJ (State) 07860 (Zip Code)

RECEIVED FEB 27 2004 188 — WASH., D.C. PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, LOUIS N. MANCINELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUR MONEY MATTERS BROKERAGE SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Sworn to and subscribed before me this 26th day of Feb., 2004.

L. N. M., President 2-26-04
Signature

PRESIDENT
Title

Carol A. Elliott
Notary Public

CAROL A. ELLIOTT
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/25/2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report

To the Stockholders of
Your Money Matters Brokerage
Services, Inc.

We have audited the accompanying statement of financial condition of Your Money Matters Brokerage Services, Inc., as of December 31, 2003 and 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Your Money Matters Brokerage Services, Inc. as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the financial statement, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Newton, New Jersey
January 30, 2004

Nisivoccia & Company LLP

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 78,907	$ 72,640
Commissions receivable	37,388	50,900
Prepaid expenses		100
Total current assets	116,295	123,640
Property and equipment, net	61,882	49,103
Trademark, net	20,000	22,500
Deferred income tax assets, net	49,014	44,955
Security deposit	21,609	21,609
Other assets	5,127	6,226
Total assets	$ 273,927	$ 268,033
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Commissions payable	$ 27,195	$ 39,870
Capital lease obligations, current portion	12,710	7,619
Accounts payable and accrued expenses	8,097	6,488
Deferred lease allowance		2,654
State income tax payable	550	400
Total current liabilities	48,552	57,031
Capital lease obligations, net of current portion	36,546	15,709
Total liabilities	85,098	72,740
Stockholders' equity		
Common stock, no par value, authorized 1,000,000 shares	1,372,623	1,281,496
Additional paid-in-capital	1,672	1,672
Accumulated deficit	(1,185,466)	(1,087,875)
Total stockholders' equity	188,829	195,293
Total liabilities and stockholders' equity	$ 273,927	$ 268,033

The accompanying notes are an integral part of these statements

Note 1 - General Business

Your Money Matters Brokerage Services, Inc. ("the Company") was incorporated in the State of New Jersey on July 17, 1990, for the purpose of marketing mutual funds, variable annuities, and life insurance products. The Company serves as a placement agent for such products. As a placement agent, the Company does not receive funds, but rather funds are transmitted directly by mutual fund purchasers to the issuers' escrow agents or transfer agents. The Company's headquarters are located in Annandale, New Jersey and is licensed to do business in six states.

Note 2 - Significant Accounting Policies

Basis of Accounting

The Company reports its financial statements on the accrual basis of accounting.

Revenue Recognition

The Company recognizes revenue when earned based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank accounts and funds invested in money market funds, which can be withdrawn on demand.

Equipment

Equipment is recorded at cost when acquired. Major renewals and betterments are charged to the equipment account; maintenance and minor repairs and replacements, which do not improve or extend the life of the respective asset, are expensed currently. Depreciation is provided for by the straight-line method over the estimated useful lives of the assets.

Trademarks

Trademarks are accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. The Company adopted SFAS 142 effective January 1, 2002.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2003 and 2002 were $10,858 and $28,498, respectively.

Note 2 - Significant Accounting Policies - (Cont'd)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Equipment

Equipment consists of the following:

	Estimated	December 31,	
	Useful Life	2003	2002
Leasehold improvements	4	$ 54,753	$ 20,474
Equipment acquired under capital lease obligations	5	50,831	50,831
Equipment	5	56,382	52,882
		161,966	124,187
Less: accumulated depreciation		(100,084)	(75,084)
		$ 61,882	$ 49,103

Depreciation expense for the years ended December 31, 2003 and 2002 amounted to $25,000 and $25,005, respectively. Amortization of equipment acquired under capital lease obligations is included in depreciation expense and accumulated depreciation.

Note 4 - Trademarks

Trademarks consist of the following:

	December 31,	
	2003	2002
Trademarks	$ 25,000	$ 25,000
Less: accumulated amortization	5,000	2,500
	$ 20,000	$ 22,500

The Company's trademark was determined to have an estimated value of $25,000 and an estimated useful life of 10 years as of January 1, 2002.

Note 5 - Income Taxes

The Company's deferred income tax asset as of December 31, 2003 is attributable to unused federal and state net operating loss carryforwards of approximately $1,255,230 and $1,263,739, respectively. The net operating losses are scheduled to expire as follows:

Year Ending December 31,	Federal	Year Ending December 31,	State
2018	$ 137,187	2005	$ 147,206
2019	323,917	2006	323,267
2020	257,947	2007	257,747
2021	172,208	2008	172,008
2022	262,365	2009	262,356
2023	101,606	2010	101,155
	$ 1,255,230		$ 1,263,739

Management believes it is more likely than not that it will generate taxable income sufficient to realize a portion of the tax benefit associated with the net operating loss carryforwards prior to their expiration. However, management believes that a valuation allowance is appropriate given the nature of expansion plans and the growth management expects in the future may not occur as planned. If the Company is unable to generate sufficient taxable income in the future through operating results, increases to the valuation allowance will be required through a charge to expense. If the Company achieves higher profitability to utilize a greater portion of the deferred tax asset, the valuation allowance will be reduced through a credit to income.

Significant components of the deferred tax asset are as follows:

	December 31, 2003	December 31, 2002
Gross deferred tax asset on net operating losses	$ 490,140	$ 449,552
Valuation allowance	441,126	404,597
Deferred income tax asset, net	$ 49,014	$ 44,955

The net change in the valuation allowance for the years ended December 31, 2003 and 2002 was $36,529 and $197,761, respectively.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $12,298; which was $6,625 in excess of its required net capital of $5,673. The Company's net capital ratio was 6.92 to 1.

Note 7 - Reserve Requirements

The Company is exempt under Section K(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

Note 8 - Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company's accounts receivable consist principally of commissions due from issuers of mutual funds. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and accounts receivable. It is not the Company's policy to require collateral for receivables outstanding.

Note 9 - Common Stock Offering

The Company implemented an offering on September 15, 2001 to sell up to 100,000 shares of their common stock. Through July 18, 2003, the termination date of the offering, 32,713 shares offered under the offering had been subscribed for. The offering was made under a private placement memorandum which provided an offering price of $10 per share.

Note 10 - Operating Leases

The Company leases its Annandale, New Jersey facilities under a sublease contract, and is subject to the terms of the sublessors original contract. The sublease expires January 18, 2004 and is not subject to any renewal options. The monthly rent is $7,203 plus $343 for electricity. Minimum amounts due under the terms of the sublease until termination is $4,382.

Rent expense charged to operations under this sublease amounted to $88,561 and $80,688 for the years ended December 31, 2003 and 2002, respectively. The Company is subject to additional rent for its proportional share of operating expenses, real estate taxes, and common area charges under the terms of the lease.

The sublease also contains an allowance which the Company used substantially to acquire equipment from the sublessor and to finance leasehold improvements. The present value of the allowance has been deferred and will reduce rent expense by $822 per month over the term of the lease.

At this time, the Company is operating on a month to month lease pending completion of negotiations on new lease terms.

Note 11 - Capital Leases

Future minimum lease payments as of December 31, 2003 are as follows:

Year ending December 31,		
2004	$	15,991
2005		15,564
2006		8,110
2007		7,860
2008		7,364
Total future minimum lease obligations		54,889
Less: Imputed interest		(5,633)
Present value of capital lease obligations	$	49,256

Note 12 - Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $97,591 and $356,788 during the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003, the Company has an accumulated deficit of $1,185,466. Those factors, as well as the continuing reliance on further capital from the private placement offering described in Note 9 above creates an uncertainty about the Company's ability to continue as a going concern. Management of the Company is implementing a plan to improve its financial position by reducing expenses and issuing additional stock. The ability of the Company to continue as a going concern is dependent on the success of the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 13 - Regulatory Matters / Contingency

On October 20, 2003, the National Association of Securities Dealers (the "NASD") commenced an examination of the Company. The NASD has identified several issues relating to conduct rules involving the suitability of certain investments made on behalf of customers. At this time, a hearing with the NASD is being scheduled for April 2004. The outcome of this examination and the related proceedings are uncertain. Management's position is the matters giving rise to the hearings are without merit and intend to defend this matter vigorously. The ultimate outcome and impact on the Company cannot be predicted at this time.